November 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Life & Annuity Insurance Company (“Registrant”)
File Nos. 333-219410 and 333-219412

Dear Mr. Orlic:

Set forth below is each Staff comment on Pre-Effective Amendment No. 2 to Registration Statements on Form S-1/A for Registrant, as communicated by telephone on November 29, 2017 by you, followed by Registrant’s response. Capitalized terms not defined in this letter have the meanings given to them in the prospectus.

Comment No. 1

On page 6 under “What are the Key Features of the Contract?” clarify whether a new or different Crediting Factor is also an option for the next Strategy Term Start Date. Please incorporate this clarifying edit to all versions of the prospectus, including Great-West Capital Choice Select, Great-West Capital Choice Advisor, and Great-West Capital Choice Select Advisor.

Response

The fifth paragraph of page 6, among the above referenced prospectuses, has been revised to clarify that a different Crediting Factor is an option for each Strategy Term Start Date. The revisions will be reflected in Registrant’s final prospectuses which will be filed on or around Monday, December 4, 2017 pursuant to Rule 424(b)(3) of the Securities Act of 1933.

Comment No. 2

Search for and remove inapplicable references to “Federal Taxation Income Matters.” Please incorporate this edit to all versions of the prospectus, including Great-West Capital Choice Advisor and Great-West Capital Choice Select Advisor.

Response

Comment complied with by revising references from “Federal Income Tax Matters” to “Taxation of the Contract” throughout the prospectus. The revisions will be reflected in Registrant’s final prospectuses which will be filed on or around Monday, December 4, 2017 pursuant to Rule 424(b)(3) of the Securities Act of 1933.

Comment No. 3

Revise the language on page 9 under “Limitation on Allocations among Strategies” regarding the “assumption of risk” by the contractholder. Please incorporate this edit to all versions of the prospectus, including Great-West Capital Choice Advisor.

Response

Comment complied with by revising language under “Limitation on Allocations among Strategies” to remove language regarding “assumption of risk.” The revisions will be reflected in Registrant’s final prospectus which will be filed on or around Monday, December 4, 2017 pursuant to Rule 424(b)(3) of the Securities Act of 1933.

Sincerely,

/s/ Adam J. Kavan
Adam J. Kavan, Counsel
Great-West Life & Annuity Insurance Company
(303) 737-1131